Exhibit 4.94

Description of Securities
Registered Pursuant to Section 12
of the Securities Exchange Act of 1934
As of January 31, 2020 (“Description Date”), Ameren Illinois Company had two class of securities registered under Section 12 of the Securities Exchange Act of 1934—(1) its cumulative preferred stock par value $100 per share (the “$100 par value preferred stock”) and (2) its depositary shares (“Depositary Shares”), each representing one-fourth of a share of 6.625% $100 par value preferred stock. As of the Description Date, the $100 par value preferred stock is issued and outstanding in the following amounts: (i) 144,275 shares of 4.00% Series, (ii) 45,224 shares of 4.08% Series, (iii) 23,655 shares of 4.20% Series, (iv) 50,000 shares of 4.25% Series, (v) 16,621 shares of 4.26% Series, (vi) 16,190 shares of 4.42% Series, (vii) 18,429 shares of 4.70% Series, (viii) 73,825 shares of 4.90% Series, (ix) 49,289 shares of 4.92% Series, (x) 50,000 shares of 5.16% Series, (xi) 124,274 shares of 6.625% Series and (xii) 4,542 shares of 7.75% Series. The Depositary Shares represent ownership interests in the 6.625% $100 par value preferred stock (“6.625% Preferred Stock”) and are not a separate class of security from the $100 par value preferred stock. As of the Description Date, there are 497,095 Depositary Shares issued and outstanding. The Depositary Shares do not constitute a class of securities within the meaning of our Restated Articles of Incorporation (“articles of incorporation”) or the Illinois Business Corporation Act. When used herein, the term “Preferred Stock,” unless the context indicates otherwise, means the outstanding shares of our $100 par value preferred stock.
The following description is as of the Description Date.
In this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, “Ameren Illinois,” “we,” “us,” “our” and similar terms refer to Ameren Illinois Company.
DESCRIPTION OF PREFERRED STOCK
General
The following statements describing the $100 par value preferred stock of Ameren Illinois are not intended to be a complete description but rather are a summary of certain preferences, privileges, restrictions and distinguishing characteristics of $100 par value preferred stock currently authorized by our articles of incorporation. For additional information, please see our articles of incorporation and bylaws. Each of these documents has been previously filed with the Securities and Exchange Commission (“SEC”) and each is an exhibit to our Annual Report on Form 10-K to which this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 is an exhibit. Reference is also made to the laws of the state of Illinois.
Our authorized preferred stock is divided into two classes: 2,600,000 shares of the cumulative preferred stock without par value (the “no par preferred stock”), issuable in series, of which no shares were outstanding on the Description Date; and 2,000,000 shares of $100 par value preferred stock, issuable in series. When used herein, the term “preferred stock,” unless the context indicates otherwise, means all the authorized shares of our $100 par value preferred stock, whether currently outstanding or hereafter issued, including the Preferred Stock, and does not include the no par preferred stock.
Issuance in Series; Rank
The authorized but unissued shares of our preferred stock may be issued in one or more series from time to time upon such terms and in such manner, with such variations as to dividend rates (which may be fixed or variable), dividend periods and payment dates, the prices at which, and the terms and conditions on which, shares may be redeemed or repurchased, and sinking fund provisions, if any, as may be determined by our board of directors. The aggregate stated value of our issued and outstanding no par preferred stock shall not exceed $65,000,000 at any time.
Our preferred stock ranks senior with respect to dividends and liquidation rights to our common stock without par value (“common stock”). Our preferred stock is of equal rank and confers equal rights upon the holders thereof and ranks equally with the no par preferred stock, other than with respect to the rate or rates of dividends, the dividend periods, redemption prices and conditions and sinking fund provisions, if any.
Dividend Rights
Holders of preferred stock are entitled to receive in respect of each share held, from (and including) the date of issue thereof, cumulative dividends on the par value thereof at the rate or rates applicable thereto, and no more, in preference to our common stock, payable quarterly or for such other periods as may be fixed by our board of directors, when and as declared by our board of directors out of any surplus or net profits of Ameren Illinois legally available for such purpose. No dividend may be paid on or set apart for any share of preferred stock in respect of a dividend period unless, at the same time, there shall be paid on or set apart for all shares of such stock then outstanding and having a dividend period ending on the same date, dividends in such an amount that the holders of all such shares of such stock shall receive or have set apart for them a uniform percentage of the full dividend to which they are respectively entitled and unless all dividends on the preferred stock, for all preceding dividend periods, have been fully paid or declared and funds set apart for the payment thereof. Further, no dividend may be paid on or set apart for any share of preferred stock unless all amounts required to be paid and set aside for any sinking fund for the redemption or purchase of shares of any series of preferred stock outstanding, with respect to all preceding sinking fund dates, have been paid or set aside in accordance with the terms of such series of preferred stock.
Optional Redemption Provisions
Shares of Preferred Stock are redeemable, at our option, in whole at any time or in part from time to time, on not less than 30 days’ notice at the prices indicated below, in each case plus accrued dividends to the date of redemption. A notice of redemption shall be mailed to each holder of record of the shares to be redeemed at such shareholder’s address as it appears upon our records. In case of the redemption of less than all the outstanding shares of any series of the preferred stock, the shares of such series to be redeemed shall be chosen by proration (as nearly as may be without the issue of fractional shares), by lot, or in such other equitable manner as may be prescribed by the board of directors. We may deposit with a bank or trust company, which shall be named in the notice of redemption, shall be located in the City of Chicago, Illinois, or in the City of New York, New York the aggregate redemption price of the shares to be redeemed, in a special account or in trust, as we may determine, for the payment on or before the redemption date to or upon the order of the holders of such shares, upon surrender of the certificates for such shares.
The respective redemption prices (exclusive of accrued and unpaid dividends) for each series of Preferred Stock are as follows:

Series	Redemption Price (per share)
4.00% Series	$101.00
4.08% Series	103.00
4.20% Series	104.00
4.25% Series	102.00
4.26% Series	103.00
4.42% Series	103.00
4.70% Series	103.00
4.90% Series	102.00
4.92% Series	103.50
5.16% Series	102.00
6.625% Series	100.00
7.75% Series	100.00

Sinking Fund or Purchase Fund Provision
No sinking fund redemptions or purchases in respect of shares of preferred stock may be made, or funds set aside for such purposes, unless dividends on all shares of preferred stock of any series for all past dividend periods shall have been made in full or declared and funds set apart for their payment.
Voting Rights

Under Illinois law, each share of preferred stock and common stock is entitled to one vote on each matter voted on at all meetings of shareholders, with the right of cumulative voting in the election of directors and the right to vote as a class on certain questions. The articles of incorporation give holders of the preferred stock certain special voting rights with respect to specified corporate actions, including certain amendments to the articles of incorporation, the issuance of preferred stock ranking senior to, or equally with, existing preferred shares, the issuance or assumption of certain unsecured indebtedness, and mergers, consolidations or sales or leases of all or substantially all of our assets. See “—Restrictions on Certain Corporate Actions.”
In addition, under Illinois law holders of the preferred stock have the right to vote as a class on any amendment to our articles of incorporation that would change the privileges or special or relative rights of such class, but if less than all series of a class are affected, then the affected series have the right to vote as a class on such amendment.
Liquidation Rights
In the event of any liquidation, dissolution or winding up (voluntary or involuntary) of us, holders of preferred stock are entitled to receive an amount equal to the aggregate par value of their shares and any unpaid accrued dividends thereon, before any payment or distribution is made to the holders of our common stock.
Common Stock of Ameren Illinois
Our board of directors may not declare or pay dividends on our common stock unless all accrued and unpaid dividends on all series of preferred stock have been paid or declared.
Restrictions on Certain Corporate Actions
The articles of incorporation provide that, so long as any preferred stock is outstanding, we shall not, without a two-thirds vote of each class of the preferred stock (the $100 par value preferred stock and the no par preferred stock each voting separately as a class), unless the retirement of such stock is provided for, (1) amend the articles of incorporation to create any prior ranking stock or security convertible into such stock, or issue any such stock or convertible security, (2) change the terms and provisions of the preferred stock so as to affect adversely the holders’ rights or preferences, except that the requisite vote of holders of at least two-thirds of the total number of the shares of only the class or series (if less than all series) so affected shall be required or (3) issue any shares of preferred stock or of equal ranking stock, or any securities convertible into shares of such stock, except to redeem, retire or in exchange for an equal amount thereof, unless (a) the gross income of Ameren Illinois available for interest for a 12-month period ending within the 15 months next preceding such issuance was at least 1‑1/2 times the sum of (i) one year’s interest (adjusted by provision for amortization of debt discount and expense or of premium, as the case may be) on all funded debt and notes of Ameren Illinois maturing more than 12 months after the date of issue of such shares or convertible securities that will be outstanding at such date and (ii) one year’s dividends on the preferred stock and all equal or prior ranking stock to be outstanding after the issue of such shares or convertible securities and (b) the sum of our common stock capital and our surplus accounts shall be not less than the total amount of the involuntary liquidation preference of all preferred stock and all equal or prior ranking stock to be outstanding after the issue of such shares or convertible securities.
The articles of incorporation also provide that we shall not, without a majority vote of each class of the preferred stock (the $100 par value preferred stock and the no par preferred stock each voting separately as a class), unless the retirement of such stock is provided for, (1) issue or assume any “unsecured debt securities” (as defined below), except to refund any of our secured or unsecured debt or to retire any preferred stock or equal or prior ranking stock, if immediately after such issuance or assumption the total amount of all our unsecured debt securities to be outstanding would exceed 20% of the sum of all of our outstanding secured debt securities and capital and surplus as then recorded on our books, or (2) merge or consolidate with any other corporation, or sell or lease all or substantially all of our assets, unless the transaction has been ordered, approved or permitted by all regulatory bodies having jurisdiction. “Unsecured debt securities” means all unsecured notes, debentures or other securities representing unsecured indebtedness which have a final maturity, determined as of the date of issuance or assumption, of less than two years.
For purposes of making the calculations referred to above, the “dividend requirement for one year” applicable to any shares of preferred stock or such parity stock or convertible securities proposed to be issued, which will have dividends determined according to an adjustable, floating or variable rate, shall be determined on the basis of the dividend rate to be applicable to such series of preferred stock or such parity stock or convertible securities on the date of such issuance and the “interest for one year” on funded indebtedness or notes outstanding and the “dividend requirement for one year” on any outstanding shares of any series of preferred stock or shares of stock, if any, ranking prior to or on a parity with the preferred stock, or securities convertible into such stock, and having interest or dividends determined according to an adjustable, floating or variable rate shall be determined on the basis of the daily weighted average annual interest or dividend rate applicable to such security (a) during any consecutive 12-month period selected by us, which period ends within 90 days prior to the issuance of the shares or convertible securities proposed to be issued or (b) if the security has been outstanding for less than 12 full calendar months, during such shorter period beginning on the date of issuance of such security and ending on a date selected by us, which date shall not be more than 45 days prior to the issuance of the shares or convertible securities proposed to be issued; provided that if such security shall have been issued within 45 days prior to the issuance of the shares or convertible securities proposed to be issued, the interest or dividend rates shall be that applicable on the date of issuance of such security.
Preemptive Rights
Holders of the preferred stock have no preemptive rights to subscribe for or purchase any securities issued by us.
Miscellaneous

The preferred stock has no conversion rights. There is no restriction on the repurchase or redemption by us of our common stock or preferred stock while there is any arrearage in the payment of dividends or sinking fund installments in respect of our preferred stock, except for payments into or set asides for a sinking fund for the redemption or payment of preferred stock, in circumstances when the repurchase or redemption of our common stock or preferred stock is otherwise prohibited or restricted by statute or common law or, as summarized in “—Restrictions on Certain Corporate Actions,” by the articles of incorporation.
We reserve the right to increase, decrease or reclassify our authorized stock of any class or series thereof, and to amend or repeal any provision in the articles of incorporation or any amendment thereto, in the manner prescribed by law, subject to the conditions and limitations prescribed in the articles of incorporation; and all rights conferred on shareholders in the articles of incorporation are subject to this reservation.
Shares of preferred stock, when issued by us upon receipt of the consideration therefor, will be fully paid and non-assessable.
Transfer Agent and Registrar
Ameren Services Company, an affiliate of us, serves as transfer agent and registrar for our preferred stock.
DESCRIPTION OF DEPOSITARY SHARES
General
The following description of the Depositary Shares, Depositary Receipts and the Depositary Agreement dated October 13, 1993 (the “Depositary Agreement”), among Ameren Illinois, Ameren Services Company, as successor depositary (the “Depositary”), and the holders from time to time of the Depositary Shares, is not intended to be a complete description. For additional information, please see the depositary agreement (which contains the form of Depositary Receipt), which is available from the Depositary. By purchasing Depositary Shares, holders of Depositary Receipts representing such Depositary Shares will be deemed to have consented to and to be bound by the Depositary Agreement.
Depositary Shares
Each Depositary Share represents 1/4 of a share of 6.625% Preferred Stock deposited with the Depositary pursuant to the Depositary Agreement. Subject to the terms of the Depositary Agreement, each holder of a Depositary Share is entitled, through the Depositary, in proportion to the 1/4 of a share of 6.625% Preferred Stock represented by such Depositary Share, to all the rights, preferences and privileges of the 6.625% Preferred Stock represented thereby (including dividend, voting and liquidation rights) contained in the articles of incorporation. The proportion of each share of 6.625% Preferred Stock that is represented by each Depositary Share (i.e., 1/4) is subject to adjustment as described in the Depositary Agreement in certain events relating to the change in par value, split-up, combination or any other reclassification of the

6.625% Preferred Stock or upon any recapitalization, reorganization, merger, amalgamation or consolidation of us or sale of all or substantially all of our assets.
Holders of Depositary Shares are not entitled to receive certificates representing 6.625% Preferred Stock except upon termination of the Depositary Agreement as described under “—Amendment and Termination of the Depositary Agreement” and in certain other limited circumstances involving reclassifications of the 6.625% Preferred Stock or certain Company transactions as described in the preceding paragraph. We have the option to terminate the Depositary Agreement as described under “—Amendment and Termination of the Depositary Agreement.”
Issuance of Depositary Receipts
Following the issuance of the 6.625% Preferred Stock, we deposited the 6.625% Preferred Stock with the Depositary, which then issued and delivered depositary receipts (“Depositary Receipts”) pursuant to the Depositary Agreement. Depositary Receipts will be issued evidencing only whole Depositary Shares. A Depositary Receipt may evidence any number of whole Depositary Shares.
Dividends and Other Distributions
The Depositary will distribute all cash dividends or other cash distributions received in respect of the 6.625% Preferred Stock to record holders of Depositary Shares in proportion to the number of Depositary Shares owned by such holders. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such record holders.
The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by Ameren Illinois or the Depositary on account of taxes or other governmental charges.
Voting
Because each Depositary Share represents ownership of 1/4 of a share of 6.625% Preferred Stock, holders of Depositary Shares will be entitled to 1/4 of a vote per Depositary Share (subject to adjustment of such fraction as provided under the Depositary Agreement in the event of reclassification of the 6.625% Preferred Stock or certain transactions as described under “—Depositary Shares” above).
Upon receipt of notice of any meeting at which the holders of the 6.625% Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the 6.625% Preferred Stock unless otherwise specified) will be entitled to instruct the Depositary as to the exercise of the voting rights (including the exercise of any cumulative voting rights) pertaining to the 6.625% Preferred Stock represented by such holder’s Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the 6.625% Preferred Stock represented by such Depositary Shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will take no action with respect to voting the 6.625% Preferred Stock represented by Depositary Shares to the extent it does not receive appropriate instructions from the holder of Depositary Shares representing such shares.
Redemption
The Depositary Shares may be redeemed at our option upon not less than 30 days’ notice, using the cash proceeds received by the Depositary resulting from any redemption of shares of 6.625% Preferred Stock held by the Depositary. Notice of redemption will be given by the Depositary by first class mail to the record holders of the Depositary Shares to be redeemed. The redemption price will be equal to $25 per Depositary Share (subject to adjustment as provided under the Depositary Agreement in the event of reclassification of the 6.625% Preferred Stock or certain transactions as described under “—Depositary Shares” above), together with an amount equal to accrued and unpaid dividends on the 6.625% Preferred Stock represented thereby to the date of redemption. If we redeem shares of 6.625% Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date that number of the Depositary Shares which represent the shares of 6.625% Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or in such substantially equivalent manner as specified by us.
The Depositary Agreement permits, subject to certain conditions, for all rights (other than the right to receive redemption moneys) of the holders of the Depositary Shares called for redemption to be terminated before the redemption date upon the deposit with a bank or trust company of the funds necessary for redemption.
Amendment and Termination of the Depositary Agreement
The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Depositary Agreement may at any time be amended by agreement between us and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of a majority of the Depositary Shares then outstanding. The Depositary Agreement may be amended in such manner as we shall deem necessary or desirable in order to conform with any amendment to the articles of incorporation which has been approved by the requisite vote of holders of our voting securities.
The Depositary Agreement may be terminated by us at any time upon not less than 60 days’ prior written notice to the Depositary, in which case, on a date that is not later than 30 days after the date of such notice the Depositary shall deliver or make available for delivery to holders of such Depositary Shares, upon surrender of the Depositary Receipts evidencing such Depositary Shares, such number of whole shares of the 6.625% Preferred Stock as are represented by such Depositary Shares, and cash in lieu of each fractional share of the 6.625% Preferred Stock in an amount equal to the amount (including premium, if any and accrued and unpaid dividends) that would have been paid for such fractional share if it had been redeemed on such date. The Depositary Agreement shall automatically terminate after (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the 6.625% Preferred Stock in connection with any liquidation, dissolution or winding up of us and such distribution has been distributed to the holders of Depositary Shares.
Upon termination of the Depositary Agreement, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to holders thereof, and will not give further notices (other than notice of such termination) or perform any further acts under the Depositary Agreement other than the distributions of shares of the 6.625% Preferred Stock (and cash for fractional amounts) as described above.
Charges of Depositary
We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Depositary in connection with any redemption of the 6.625% Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges are expressly provided in the Depositary Agreement to be for their accounts.
Resignation and Removal of Depositary; Depositary’s Agent
The Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 or a corporation registered as a transfer agent under the Securities Exchange Act of 1934. The Depositary may appoint one or more Depositary’s Agents to perform any of its duties under the Depositary Agreement.
Miscellaneous
The Depositary will forward to holders of Depositary Shares all reports and communications from us which are delivered to the Depositary and which we are required or otherwise determine to furnish to the holders of the 6.625% Preferred Stock.
Holders of Depositary Shares shall be entitled to inspect the records of the Depositary and our shareholder records to the same extent that they would be entitled under applicable law to inspect similar records as holders of the proportionate amount of the 6.625% Preferred Stock represented by such Depositary Shares.
Neither the Depositary nor Ameren Illinois will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Depositary Agreement. The obligations of us and the Depositary under the Depositary Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or 6.625% Preferred Stock represented by Depositary Shares unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting 6.625% Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.
Transfer Agent and Registrar
Ameren Services Company, an affiliate of us, serves as transfer agent and registrar for the Depositary Shares.